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                              April 29, 2024

       Tim Hoi Ching
       Chief Executive Officer
       Raytech Holding Ltd
       Unit 609, 6/F, Nan Fung Commercial Centre
       No. 19 Lam Lok Street
       Kowloon Bay, Hong Kong

                                                        Re: Raytech Holding Ltd
                                                            Amendment No. 6 to
Form F-1
                                                            Filed April 26,
2024
                                                            File No. 333-275197

       Dear Tim Hoi Ching:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment 6 to Form F-1

       General

   1. Please update your compensation disclosure to reflect the fiscal year ended March 31,
                                                        2024. Refer to Item 4
of Form 1-A and Item 6.B of Form 20-F.
   2. Please update your disclosure as appropriate to reflect any recent developments that materially impact your
business, financial condition, and/or results of operations.
       Exhibit 23.1, page 1

   3. We note that the consent references the audit report in amendment 6 to Form F-1. As amendment 6 does is an
exhibits only amendment and therefore, does not include the audit report to which the
consent refers, please revise. As an alternative, consider referring only to the audit report in
the F-1 filing rather than to a specific amendment.
 Tim Hoi Ching
FirstName   LastNameTim Hoi Ching
Raytech Holding   Ltd
Comapany
April       NameRaytech Holding Ltd
       29, 2024
April 229, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:      Arila Zhou